FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2016

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

Publication of Final Terms in relation to the issue of €2,200,000,000 fixed rate euro medium term notes

AstraZeneca PLC has published the following Final Terms:

Final Terms dated 11 May 2016 (the "Final Terms") relating to the issue by AstraZeneca PLC of €2,200,000,000 fixed rate euro medium term notes (the "Notes") pursuant to its U.S.$5,000,000,000 Euro Medium Term Note Programme (the "EMTN Programme") comprising:

·    €500,000,000 of 5-year fixed rate notes with a coupon of 0.25%
·    €900,000,000 of 8-year fixed rate notes with a coupon of 0.75%
·    €800,000,000 of 12-year fixed rate notes with a coupon of 1.25%.

The Final Terms must be read in conjunction with the base prospectus for the EMTN Programme dated 5 May 2016 (the "Base Prospectus").

The proceeds of the issue of the Notes will be used for general corporate purposes, which may include repayment of debt.

To view the Final Terms for the above mentioned issues, please paste the relevant URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/9359X_-2016-5-11.pdf

http://www.rns-pdf.londonstockexchange.com/rns/9359X_1-2016-5-11.pdf

http://www.rns-pdf.londonstockexchange.com/rns/9359X_2-2016-5-11.pdf

A copy of the Final Terms for the above mentioned issues will shortly be submitted to the National Storage Mechanism and will be available for inspection at:

http://www.morningstar.co.uk/uk/NSM

Disclaimer - intended addressees

Please note that the information contained in the Final Terms (when read together with the information in the Base Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and the Base Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and the Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

In particular, the Final Terms and the Base Prospectus in respect of the Notes do not constitute an offer of securities for sale in the United States. The Notes have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, (the "Securities Act") or under any relevant securities laws of any state of the United States and may not be offered or sold to, or for the account or benefit of U.S. persons or persons within the United States of America, as such terms are defined in Regulation S under the Securities Act, except in certain transactions exempt from, or not subject to, the registration requirements of the Securities Act. There will be no public offering of the securities in the United States.

Your right to access the Final Terms is conditional upon complying with the above requirement.

A C N Kemp
Company Secretary
11 May 2016

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 11 May 2016	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary